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SEC FILE NUMBER
8-20930

SEC Mail Processing

AUG 2 4 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRIAD SECURITIES CORP.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 BROADWAY, 11th FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

FRANK ROSELLI	212-349-1006	froselli@triadsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

244 WEST 54th, 9th Floor	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

01/06/10	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, KENNETH FISHER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRIAD SECURITIES CORP., as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CHIEF EXECUTIVE OFFICER

[signature]

Notary Public

NICHOLAS A. CHIVILY
Notary Public, State of New York
No. 02CH4975241
Qualified in Putham County
Commission Expires Dec. 03, 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Adeptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Triad Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triad Securities Corporation as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triad Securities Corporation as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triad Securities Corporation's management. Our responsibility is to express an opinion on Triad Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triad Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triad Securities Corporation's auditor since 2017.

Adeptus Partners, LLC

New York, New York
August 22, 2022

TRIAD SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS

Cash	$ 468,994
Deposits with clearing brokers	750,190
Commissions receivable from clearing brokers	589,413
Commissions receivable from investment bankers	1,157,313
Right-of-use asset	2,752,311
Fixed and intangible assets, less accumulated depreciation and amortization of $ 321,650	88,897
Tenant security deposit	140,771
Other assets	81,479
TOTAL ASSETS	$ 6,029,368

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued bonus payable	$ 33,333
Accounts payable and other accrued expenses	1,412,204
Operating lease liability	2,777,046
Subordinated loan	250,000
TOTAL LIABILITIES	4,472,583
Stockholders' Equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	24,950
Additional paid-in capital	208,088
Retained earnings	1,323,747
TOTAL STOCKHOLDERS' EQUITY	1,556,785
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,029,368

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Triad Securities Corp. (the "Company") was incorporated in New York on July 8, 1976. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in New York, NY; with branch offices located in the states of Maine, Minnesota, and Georgia, all of which are in the United States. The Company acts primarily as an introducing broker forwarding transactions to three other FINRA members on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

In addition, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities Exchange Act of 1934 for its commission recapture/rebate program. Accordingly, the Company established and maintains a "Special Account for the Exclusive Benefit for Customers." This account, aggregating $37,052 at June 30, 2022, is required to be funded in an amount equal to or exceeding any payables associated with the commission recapture/rebate program.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: The Company receives commission income in accordance with the terms of its agreements with clearing broker-dealers. Commission income and related expenses are recognized on a trade-date basis. Investment banking revenues are trailing commissions/fees received in connection with previous sales of private placements. Investment banking revenues also include fees earned from providing merger-and-acquisition and corporate finance advisory services. The Company recognizes investment banking income and related expenses when the deal has closed and the earnings process has been completed. Interest income is recognized in the period earned.

Equipment and Furniture: Equipment and furniture is depreciated using the straight-line method over their estimated useful lives, ranging from five (equipment) to seven (furniture) years.

Software: Software is amortized on a straight-line basis over three years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes: The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, the Company is not subject to Federal and State income taxes. The Company is subject to New York City income taxes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements: The Company has adopted FASB ASC 825-10 Disclosures about Fair Value of Financial Instruments for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accordance with GAAP and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

NOTE 3 - LEASE COMMITMENTS AND CONTINGENCIES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its estimated incremental borrowing rate. The implicit rates of the leases are not readily determinable and accordingly the Company uses the estimated incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 3 - LEASE COMMITMENTS AND CONTINGENCIES (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

On March 29, 2018, the Company extended its non-cancelable operating lease for its principal premises through June 30, 2027. During the reconstruction phase the Company is eligible for abatements provided the Company does not default under any provision of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

Amounts reported in the statement of financial condition as of June 30, 2022, were as follows:

Operating lease ROU assets	$ 2,752,311
Operating lease liabilities	$ 2,777,046

Maturities of lease liabilities under noncancelable operating leases as of June 30, 2022, are as follows:

6/30 Fiscal Year	Amount
2023	$ 614,526
2024	652,072
2025	665,113
2026	678,416
2027	691,984
Total lease payments	3,302,111
Less discount	525,065
Total lease liabilities	$ 2,777,046

These amounts do not consider the eligible abatements.

NOTE 3 - LEASE COMMITMENTS AND CONTINGENCIES (continued)

The components of lease cost for the fiscal year ended June 30, 2022, are as follows:

Operating lease cost	$ 596,709
Total lease cost	$ 596,709

Other information related to leases as of June 30, 2022, was as follows:

Reductions to ROU asset resulting from reductions to lease obligations:	
Operating lease	$ 550,462
Weighted average remaining lease term:	
Operating lease	5 Years
Weighted average discount rate:	
Operating lease	3%

The Company had no material equipment rental commitments, no underwriting commitments, and no contingent liabilities at June 30, 2022.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022 the Company's net capital of $1,495,435 was $1,245,435 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.97 to 1.

NOTE 5 - CONCENTRATION OF RISK

The Company maintains cash balances with a financial institution which, at times, may exceed the FDIC insurable limit. The cash balance of $468,994 was $218,994 in excess of the FDIC insurable limit of $250,000 as of June 30, 2022.

NOTE 6 - DUE FROM AND DEPOSITS WITH CLEARING BROKERS

The Company clears all its securities transactions including their own customer transactions through their clearing brokers, National Financial Services LLC, Wedbush Securities Inc. and ICBC Financial Services LLC, pursuant to the clearance agreements. Commissions receivable from clearing brokers on the statement of financial condition are from these brokers.

As part of these agreements with its clearing brokers, the Company maintains good faith cash deposits totaling $750,190, which are included in the statement of financial condition.

NOTE 7 - FIXED AND INTANGIBLE ASSETS

Details of fixed and intangible assets at June 30, 2022 are as follows:

Equipment	$ 269,326
Furniture	91,034
Software	50,187
Total fixed and intangible assets, at cost	410,547
Less: accumulated depreciation and amortization	321,650
Net fixed and intangible assets	$ 88,897

NOTE 8 - SUBORDINATED LOAN

On June 21, 2022, the Company entered into a subordinated loan agreement with an indirect owner (through a trust) of the Company, by which the Company borrowed the principal amount of $250,000. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company. The subordinated loan agreement has been approved by the Financial Industry Regulatory Authority (FINRA) and is available for computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowing is required for compliance with the minimum net capital requirements, it may not be repaid. The loan is due to mature on June 21, 2027. Interest is payable upon maturity at a rate equal to three percent (3.0%) per annum. Accrued interest of $205 was payable as of June 30, 2022.

NOTE 8 - SUBORDINATED LOAN (continued)

The subordinated loan, under appendix D of Rule 15c3-1, provides the Company with additional regulatory capital which is subject to the rule's "Debt Equity Ratio" requirements, which cannot exceed 70% for a period in excess of 90 days. At June 30, 2022, the Company's Debt-Equity Ratio was 0.14 to 1. The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

NOTE 9 - RETIREMENT PLANS

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no contribution made for the year ended June 30, 2022.

NOTE 10 - OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by insuring that the customers' transactions are executed properly by the clearing broker-dealers.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through August 22, 2022, the date the financial statements were available for issuance.

On August 4, 2022, the Company applied through the FINRA portal and was approved for an additional subordinated loan of $500,000 to take effect on August 23, 2022. The Company is being proactive since net capital is lower than in the past due to market volatility and the subsequent slowdown of the Initial Public Offering/Secondary market.

NOTE 11 - SUBSEQUENT EVENTS (continued)

The additional subordinated loan agreement is with an indirect owner (through a trust) of the Company. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company. As mentioned, the subordinated loan agreement has been approved by FINRA and is available for computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowing is required for compliance with the minimum net capital requirements, it may not be repaid. The loan is due to mature on August 23, 2027. Interest is payable upon maturity at a rate equal to three percent (3.0%) per annum.